Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201 587-1000 Fax 201 587-0600

April 11, 2007

Via EDGAR

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, DC 20549

Re:                                                                               Vornado Realty Trust
Form 10-K for the year ended December 31, 2006
Filed 2/27/07
File No. 1-11954

Ladies and Gentlemen:

Please find herein our responses to the letter, dated March 30, 2007, from Mr. Daniel L. Gordon of the Staff (the “Staff”) of the Securities and Exchange Commission to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust.  For your convenience, we have included the Staff’s comment before each of our responses.

Vornado Realty Trust Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 131

Note 2. Basis of Presentation and Significant Accounting Policies, page 132

1. Please revise future filings to include an accounting policy on how you determined to consolidate your 47.6% investment in AmeriCold.  In your response provide us with your proposed disclosure that will be included in future filings.

Response:

We will revise our disclosure in future filings to include in the existing accounting policy for partially owned entities the reason why we consolidate our 47.6% investment in AmeriCold.  The following is our proposed disclosure (the revision to the existing disclosure is highlighted in italics):

Partially Owned Entities:  In determining whether we have a controlling interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we will absorb the majority of the entity’s expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both. We consolidate our 47.6% investment in AmeriCold Realty Trust because we have the contractual right to appoint three out of five members of its Board of Trustees, and therefore determined that we have a controlling interest.  We have concluded that we do not control a partially owned entity, despite an ownership interest of 50% or greater, if the entity is not considered a variable interest entity and the approval of all of the partners/members is contractually required with respect to major decisions, such as operating and capital budgets, the sale, exchange or other disposition of real property, the hiring of a chief executive officer, the commencement, compromise or settlement of any lawsuit, legal proceeding or arbitration or the placement of new or additional financing secured by assets of the venture. This is the case with respect to our 50% interests in Monmouth Mall, MartParc Wells, MartParc Orleans, H Street’s non-consolidated subsidiaries, Beverly Connection, 478-486 Broadway, 968 Third Avenue, West 57th Street properties and 825 Seventh Avenue. We account for investments on the equity method when the requirements for consolidation are not met, and we have significant influence over the operations of the investee. Equity method investments are initially recorded at cost and subsequently adjusted for our share of net income or loss and cash contributions and distributions. Investments that do not qualify for consolidation or equity method accounting are accounted for on the cost method.

Our investments in partially owned entities are reviewed for impairment, periodically, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. The ultimate realization of our investments in partially owned entities is dependent on a number of factors, including the performance of each investment and market conditions. We will record an impairment charge if we determine that a decline in the value of an investment is other than temporary.

Note 6. Investments in Partially Owned Entities, page 152

2. We note that prior to November 18, 2004, you owned a 60% share of AmeriCold which you accounted for under the equity method.  We also note that you sold a portion of your investment in AmeriCold in November 2004, bringing your ownership percentage to 47.6%, and began consolidating the investment at that time.  Please advise us of your basis in GAAP for the accounting treatment of your investment in AmeriCold and revise your disclosure in future filings to elaborate upon this treatment.

Response:

We note for the information of the Staff that prior to November 18, 2004, we owned a 60% interest in Vornado Crescent Portland Partnership (“VCPP”) which owned Americold Realty Trust (“AmeriCold”).   Because we and our 40% partner had equal voting rights with respect to major decisions, such as operating and capital budgets, the sale, exchange or other disposition of real property, the hiring of a chief executive officer, the commencement, compromise or settlement of any lawsuit, legal proceeding or arbitration or the placement of new or additional financing secured by assets of the venture, we concluded we did not control AmeriCold and therefore accounted for our 60% investment on the equity method.  On November 18, 2004, we and our 40% partner, Crescent Real Estate Equities Company (“CEI”) collectively sold 20.7% of AmeriCold’s common shares to The Yucaipa Companies (“Yucaipa”) for $145,000,000 in cash, which resulted in a net gain, of which our share was $18,789,000.  Consequently, AmeriCold is currently owned 47.6% by us, 31.7% by CEI and 20.7% by Yucaipa.  In conjunction with the sale of the 20.7% interest in AmeriCold to Yucaipa, we received the right to appoint three of the five members of AmeriCold’s Board of Trustees and therefore determined that we have a controlling interest in AmeriCold.  Accordingly, on November 18, 2004, we began to consolidate the operations and financial position of AmeriCold into our accounts and no longer account for our investment on the equity method.

The above information was previously disclosed in our Forms 10-K for the years ended December 31, 2004 and 2005.  We do not believe that such disclosure is relevant to our future filings on the basis that the sale transaction and the accounting for our investment on the equity method prior to the sale pre-dates the earliest period presented in the financial statements of all of our future filings.

Note 9. Debt, page 163

3.  It does not appear that the conversion options embedded in the 3.875% exchangeable senior debentures and the 3.625% convertible senior debentures have been bifurcated from the host contracts and accounted for separately as derivatives under SFAS 133.  Please advise us what consideration you gave to paragraphs 11 and 12 of SFAS 133 when determining how to account for these embedded conversion features and whether or not the debentures qualify as conventional convertible debt under EITF 05-2.

Response:

We note for the information of the Staff that in accordance with the variants of convertible debt instruments described in EITF 90-19 (i) the 3.875% exchangeable senior debentures issued on March 29, 2005 are “Instrument B” securities (i.e., the entire obligation may be settled in cash or Vornado common shares, at Vornado’s option) and (ii) the 3.625% convertible debentures issued on November 20, 2006, are “Instrument C” securities (i.e., the principal amount of the obligation must be settled in cash and the excess conversion spread may be settled in cash or Vornado common shares, at Vornado’s option).

Based on the specific terms of the 3.875% exchangeable senior debentures, the conversion option, if analyzed as a freestanding instrument, would be classified as equity because the embedded derivative is indexed only to the Company’s stock and it satisfies the conditions specified in paragraphs 12 to 32 of EITF 00-19.  In determining whether the embedded conversion feature of the 3.875% exchangeable senior debentures should have been accounted for separately as a derivative, we considered the guidance in EITF 90-19 which states that “because the embedded derivative (the conversion option) is indexed only to the issuer’s stock and, when analyzed as a freestanding instrument (as required by paragraph 12(c) of Statement 133), would be classified in stockholders’ equity in the issuer’s statement of financial position, the embedded derivative would not be accounted for separately by the issuer…”  Paragraph 11(a) of SFAS 133 also excludes from the scope of SFAS 133 “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”  Because the conversion option associated with the 3.875% exchangeable senior debentures meets the criteria to be classified as equity specified by paragraphs 12 to 32 of EITF 00-19, we determined that separate accounting for the conversion option under SFAS 133 was not appropriate.

We also note for the information of the Staff that EITF 05-2 was effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005, subsequent to the issuance of the 3.875% exchangeable senior debentures on March 29, 2005, and therefore we did not consider it as part of our conclusions on the accounting for the 3.875% exchangeable senior debentures.  Nonetheless, because the conversion option associated with the 3.875% exchangeable senior debentures meets the criteria to be classified as equity specified by paragraphs 12 to 32 of EITF 00-19, the application of EITF 05-2 would not change our conclusions on the accounting for these securities.

Based on the specific terms of the 3.625% convertible debentures, the conversion option, if analyzed as a freestanding instrument, would be classified as equity because the embedded derivative is indexed only to the Company’s stock and it satisfies the conditions specified in paragraphs 12 to 32 of EITF 00-19. In determining whether the embedded conversion feature of the 3.625% convertible debentures should have been accounted for separately as a derivative, we considered the guidance in EITF 90-19 which states that Instrument C securities “should be accounted for like convertible debt (that is, as a combined instrument) if the embedded conversion option meets the requirements of EITF 00-19…”  Paragraph 11(a) of SFAS 133 also excludes from the scope of SFAS 133 “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”  Because the 3.625% convertible debentures met the criteria to be classified as equity under EITF 00-19, we concluded that separate accounting for the conversion options under SFAS 133 was not appropriate.  We also determined that the application of EITF 05-2 did not change our conclusions on the accounting for these securities.

To clarify the terms of these securities and our accounting for them, we will revise our disclosure in future filings as follows (the revisions to the existing disclosure are highlighted in italics):

3.875% Exchangeable Senior Debentures Due 2025

On March 29, 2005, we completed a public offering of $500,000,000 principal amount of 3.875% exchangeable senior debentures due 2025 pursuant to an effective registration statement. The notes were sold at 98.0% of their principal amount. The net proceeds from this offering, after the underwriters’ discount, were approximately $490,000,000. The debentures are exchangeable, under certain circumstances, for our common shares at an initial exchange rate of 10.9589 (current exchange rate of 11.1184, as adjusted for excess dividends paid in 2005 and 2006) common shares per $1,000 of principal amount of debentures. The initial exchange price of $91.25 represented a premium of 30% to the closing price for our common shares on March 22, 2005 of $70.25. We may elect to settle any exchange right in cash. The debentures permit us to increase our common dividend 5% per annum, cumulatively, without an increase to the exchange rate. The debentures are redeemable at our option beginning in 2012 for the principal amount plus accrued and unpaid interest. Holders of the debentures have the right to require the issuer to repurchase their debentures in 2012, 2015 and 2020 and in the event of a change in control.

We are amortizing the underwriters’ discount on a straight-line basis (which approximates the interest method) over the period from the date of issuance to the date of earliest redemption of April 15, 2012.  Because the conversion option associated with the debentures when analyzed as a freestanding instrument meets the criteria to be classified as equity specified by paragraphs 12 to 32 of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19), separate accounting for the conversion option under SFAS No. 133 is not appropriate.

3.625% Convertible Senior Debentures Due 2026

On November 20, 2006, we sold $1,000,000,000 aggregate principal amount of 3.625% convertible senior debentures due 2026, pursuant to an effective registration statement. The aggregate net proceeds from this offering, after underwriters’ discounts and expenses, were approximately $980,000,000. The debentures are convertible, under certain circumstances, for cash and common shares of Vornado Realty Trust at an initial conversion rate of 6.5168 common shares per $1,000 of principal amount of debentures.  We will deliver, in respect of each $1,000 principal amount of debentures, cash and, at our election, our common shares with an aggregate value, which we refer to as the “conversion value”, equal to the conversion rate multiplied by the average price of our common shares as follows: (i) an amount in cash, which we refer to as the “principal return,” equal to the lesser of (a) the principal amount of the converted debentures and (b) the conversion value and (ii) if the conversion value is greater than the principal return, an amount with a value equal to the difference between the conversion value and the principal return, which we refer to as the “net amount.” The net amount may be paid, at our option, in cash, our common shares or a combination of cash and our common shares.  The initial conversion price of $153.45 represents a premium of 30% over the November 14, 2006 closing price of $118.04 for our common shares. The debentures are redeemable at our option beginning in 2011 for the principal amount plus accrued and unpaid interest. Holders of the debentures have the right to require us to repurchase their debentures in 2011, 2016, and 2021 and in the event of a change in control. The net proceeds of the offering were contributed to the Operating Partnership in the form of an inter-company loan and the Operating Partnership guaranteed the payment of the debentures.

We are amortizing the underwriters’ discount on a straight-line basis (which approximates the interest method) over the period from the date of issuance to the date of earliest redemption of November 15, 2011.  Because the conversion option associated with the debentures when analyzed as a freestanding instrument meets the criteria to be classified as equity specified by paragraphs 12 to 32 of EITF 00-19, separate accounting for the conversion option under SFAS No. 133 is not appropriate.

Vornado Realty L.P. Form 10-K for the year ended December 31, 2006

4.     Please revise the disclosures in future filings of Vornado Realty L.P. as applicable to comply with the preceding comments.

Response:

We will revise the disclosures in future filings of Vornado Realty L.P. to conform to the responses as noted above.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Very truly yours,

/s/ Alan J. Rice

Alan J. Rice — Corporation Counsel

cc:	Daniel L. Gordon
Kristi Marrone
(Securities and Exchange Commission)

Steven Roth
Joseph Macnow
(Vornado Realty Trust)